Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Psychics1on1, Inc.
4700 Millenia Blvd Suite 400
Orlando, FL 32839
psychics1on1.com

Up to $499,995.00 in Class B Common Stock at $4.50
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Psychics1on1, Inc.
Address: 4700 Millenia Blvd Suite 400, Orlando, FL 32839
State of Incorporation: FL
Date Incorporated: June 30, 2020

Terms:

Equity

Offering Minimum: $9,999.00 | 2,222 shares of Class B Common Stock
Offering Maximum: $499,995.00 | 111,110 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $4.50
Minimum Investment Amount (per investor): $247.50

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$500+ | Tier 1

Invest $500 and we'll match up to $20 that you spend on the Psychics1on1.com platform.

$1,000+ |Tier 2

Invest $1,000 and you will receive $30 worth of credits for our platform as well as early access to new psychics and new features.

$1,500+ | Tier 3

Invest $1,500 and you will receive 10% bonus shares as well as $30 worth of credits and early access to new psychics and new features on our platform.

$2,500+ | Tier 4

Invest $2,500 and you will receive 20% bonus shares, $50 worth of credits on our platform, as well as early access to new psychics and new features on our platform.

If you are a registered psychic with Psychics1on1.com, you will also receive:

2 Weeks of No Commission if you invest $500+

1 Month of No Commission if you invest $1,000+

*All perks occur when the offering is completed.

<u>The 10% Bonus for StartEngine Shareholders</u>

Psychics1on1.com Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $4.50/ share, you will receive 110 Shares of Class B Non-Voting Common Stock, meaning you'll own 110 shares for $450. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Psychics1on1.com is a digital marketplace that allows psychics to market their businesses and engage directly with their customers online. Our platform allows customers to discover and engage with psychics via text, phone or video, which the psychic professionals in turn monetize. This platform solves several pain points for psychics by aggregating their customer base on one platform and allowing them to charge for their services. For customers, we provide a safe and secure platform that allows them to discover the best psychics for their needs and to pay for services consumed. Customers also have the option of engaging with the psychics through the medium of their own choice.

The Company provides additional benefits to both sides of the community. Through company-level marketing to consumers, we are spending marketing dollars on the psychics' behalf to build them an audience base with which they will interact. On behalf of the customers, the Company is constantly screening and reviewing the psychics to ensure that we have only best-in-class psychics on our platform that will deliver engaging and meaningful experiences.

The Company distributes its services digitally through our website. On our website, customers are able to engage directly with the psychics on our platform. We market directly to potential customers to encourage them to visit our platform for any and all of their psychic needs.

1ON1.COM, LLC was formed on August 26, 2019, in the State of Florida. 1ON1.COM, LLC, is the parent of its wholly-owned subsidiary Psychics1on1, Inc. (which may be referred to as the "Company", "we," "us," or "our"). The Company was spun out as a separate subsidiary entity in June 2020. The Company's headquarters is located in Orlando, Florida. Psychics1on1, Inc. owns the psychics1on1.com domain and licenses the domain's underlying technology platform on a perpetual basis from 1ON1.COM, LLC.

1ON1.COM, LLC employs 8 full-time employees, all of whom work on Psychics1on1.com. In addition, 1ON1.COM, LLC, LLC contracts with several development consultants and outside companies for customer support and paid advertising. 1ON1.COM, LLC receives corporate services from a related entity, affiliates in the Earl Enterprises portfolio of companies, as the two share common ownership. The corporate services provided are primarily related to accounting, legal, and human resources.

Competitors and Industry

The psychic industry is highly fragmented. Many psychics still operate their own brick and mortar storefronts. Others do participate in platforms like ours, including Kasamba, Keen, and Psychics Source.

Our platform's goal is to develop a technology-first product that allows psychics to develop their own businesses and provide a central hub of aggregation for top psychics and a large customer base. We seek to be the technology store of choice to the entire psychic's community.

Current Stage and Roadmap

Since launching in January 2020, the Company has grown its psychics base to 2,000 and has surpassed 9,500 customers. The Company has invested significantly in its tech stack to offer a best-in-class experience to the psychics and clients alike, including both the front and back end of its technology. The Company is now focused on marketing in order to scale its customer base. Following this success, a separate subsidiary was created specifically for the psychics platform in June 2020.

The Company is raising capital to increase marketing spend. Following the build-out of our technology and increasing the efficiency of our digital marketing spend, we are now focused on scaling its platform by acquiring more customers. The funds raised in this equity campaign will be used for marketing.

In 2021 the Company will also be focused on building an international community and introducing new monetization streams, including subscription offerings and advertising.

The Team

Officers and Directors

Name: Thomas Avallone

Thomas Avallone's current primary role is with Earl Enterprises. Thomas Avallone currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director, President
  Dates of Service: June 30, 2020 - Present
  Responsibilities: Oversees day-to-day operations and all financial decisions. Mr. Avallone does not receive salary or equity compensation for his role.

Other business experience in the past three years:

- **Employer:** Earl Enterprises
  Title: Vice Chairman
  Dates of Service: January 01, 1994 - Present
  Responsibilities: Oversees day-to-day operations and financial decision making

Other business experience in the past three years:

- **Employer:** Planet Hollywood International
  Title: Vice Chairman
  Dates of Service: January 01, 1994 - Present
  Responsibilities: Day to day operations

Name: Jeffrey Sirolly

Jeffrey Sirolly's current primary role is with Earl Enterprises. Jeffrey Sirolly currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: June 30, 2020 - Present
  Responsibilities: Legal. Mr. Sirolly does not receive salary or equity compensation for his role.

Other business experience in the past three years:

- **Employer:** Earl Enterprises
  Title: General Counsel
  Dates of Service: January 01, 2019 - Present
  Responsibilities: Legal

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. The Company is reliant on technology and digital marketing strategies that need to be kept up-to-date and competitive with a changing digital marketplace. Furthermore, the purchase of any of the offer security should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract

business. The Company relies heavily on digital marketing to acquire professionals and customers to use its services.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. No independent third-party was used to value the Company.

The transferability of the Securities you are buying is limited
Any security purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. There are restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering the securities in the amount of up to $499,995 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad

discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for professionals to connect with customers. Our revenues are therefore dependent upon market demand for our services.

Developing new products and technologies entails significant risks and uncertainties

Delays or cost overruns in the development of our online platform and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights

The security that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, more established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

The Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. The company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history. If you are investing in this company, it's because you think that the Company has relevance in today's marketplace and that the team the Company has assembled will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our users of the company's intellectual property. Further, any significant disruption in service on the Psychics1on1.com or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and users interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Psychics1on1.com could harm our reputation and materially negatively impact our financial condition and business.

We have existing intellectual property that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
1on1.com LLC (50% owned by OCS Tech LLC (owned by OCS Group Holdings Inc.)), and 50% owned by eCommerce Holdings LLC (owned by Justin Levine)	1,000,000	Class A Common Stock	100.0

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 111,110 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 3,000,000 with a total of 1,000,000 outstanding.

Voting Rights

Each share of Class A Common Stock shall entitle the holder thereof to one (1) vote upon all matters upon which shareholders have the right to vote. Except as otherwise required by applicable law, the holders of shares of Class A Common Stock shall vote together as one class on all matters submitted to a vote of shareholders of the Corporation.

Material Rights

Distribution Rights

The holders of shares of Common Stock shall be entitled to such dividends and other distributions in cash, stock or property of the Corporation as may be declared thereon by the Board of Directors from time to time out of assets or funds of the Corporation legally available therefor; provided, however, that in no event may the rate of any dividend payable on outstanding shares of any class of Common Stock be greater than the dividend rate payable on outstanding shares of the other class of Common Stock.

The following are material rights outlined in the company's bylaws:

SECTION 6.04 Confidentiality Obligations. Each shareholder shall not at any time in any fashion, form or manner, either directly or indirectly, divulge, disclose, or communicate to any individual or entity (other than the corporation or its affiliates) or utilize for such shareholder's own benefit or the benefit of any individual or entity (other than the corporation and its affiliates) in any manner whatsoever, any confidential or proprietary information of any kind, nature, or description concerning any matters affecting or relating to the business of the corporation, including, but not limited to, customer lists, vendors, suppliers, personnel information, the terms of any contracts with the same or with others, the corporation's manner of operation, marketing and development efforts, sales data, intellectual property information, operating profit, marketing or research plans, costs, training materials, manuals, techniques, information or programs developed for personal computers or stored on transportable media, customer proposals, competitive information or financial and other projections relating to any business or field of endeavor of or by the corporation, or any other information concerning the business of the corporation of any kind, nature or description, regardless of whether the same has been marked "confidential," except with the prior express written consent of the corporation, or, as may be required by law or court order (but only after first providing written notice to the corporation). The information described above shall be hereinafter collectively referred to as "Confidential Information." Each shareholder, by having been issued shares in the corporation, acknowledges that the Confidential Information described above is proprietary to the corporation and constitutes trade secrets and/or valuable confidential business information of the corporation, or constitutes valuable confidential business or professional information of the corporation. No shareholder shall copy or cause to be made any copies, duplicates, facsimiles, recordings, reproductions, samples, abstracts or summaries of any Confidential Information or remove the same from the corporation's premises except as expressly permitted by these bylaws or as may be necessary for the proper performance of such shareholder's services to the corporation, if any.

SECTION 7.04 Drag Along. The following terms shall have the following meanings whenever used in these bylws:

(i) "Bona Fide Offer" shall mean a bona fide offer in writing, made and signed by an offeror who is not an "Affiliate" (as defined hereinbelow) of an Electing Stockholder (defined below) and who is a person or entity financially capable of carrying out the terms of such Bona Fide Offer.

(ii) "Affiliate" shall mean, as to any person or entity, any other person or entity directly or indirectly controlling, controlled by, or under common control with, such person or entity, whether through the ownership of voting securities, by contract or otherwise. For purposes of this definition, "control" (including with correlative meanings, the terms "controlling," "controlled by," and "under common control with") as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that person or entity.

In the event shareholders holding that number of shares of the corporation's Class A Voting Common Stock, $0.00 par value (the "Class A Voting Stock") representing at least seventy-five percent (75%) of all of the then issued and outstanding shares of

Class A Voting Stock (the "Electing Stockholders") desire to sell, transfer, exchange or otherwise dispose of all, but not less than all, of the Electing Stockholders' shares of stock pursuant to a Bona Fide Offer, all other shareholders, including, but not limited to, all holders of the corporation's Class B Non-Voting Common Stock, $0.00 par value (the "Class B Non-Voting Stock") (collectively, the "Minority Stockholders") shall, upon written direction from any one of the Electing Stockholders (or the corporation), and concurrent with such sale, transfer, exchange or other disposition by the Electing Stockholders, (i) join and participate in such sale, transfer, exchange or disposition with respect to all of the Minority Stockholders' shares of stock and (ii) otherwise cooperate with the corporation, the Electing Stockholders and the acquiring party in all respects with respect to the consummation of such Bona Fide Offer (including, without limitation, by waiving to the fullest extent permitted by law any dissenter's rights, appraisal rights or similar rights in connection therewith). The net proceeds from such sale, transfer, exchange or disposition (the "Net Proceeds") shall be distributed to and among, or shared by and among, the shareholders in the same manner as if the corporation had sold all of its assets in exchange for the Net Proceeds and distributed the Net Proceeds to the shareholders in liquidation and dissolution of the corporation, such that those shareholders who are entitled to preferential returns or distributions pursuant to the corporation's articles of incorporation or any agreement between or among the shareholders receive such preferential returns and distributions to which they are entitled and to the extent there are Net Proceeds available for the payment thereof. Otherwise, the Minority Stockholders shall join and participate in such sale, transfer, exchange or disposition under the same terms as shall be received by the Electing Stockholders pursuant to the Bona Fide Offer (provided, that if the consideration received pursuant to the Bona Fide Offer consists of equity securities, then notwithstanding the foregoing, the Minority Stockholders shall not be entitled to receive comparable registration rights, tag-along rights or other similar liquidity rights with respect to those equity securities as may be granted to the Electing Stockholders, nor shall the Minority Stockholders be entitled to receive comparable approval or consent rights if such rights are granted to the Electing Stockholders). Each Minority Stockholder shall expediently take all actions and execute all documents and instruments as shall be reasonably requested by the Electing Stockholders and/or the acquiring party in order to consummate any such sale, transfer, exchange or disposition. At the closing of any such transaction, the Minority Stockholders shall deliver and convey good and valid title to their shares of stock, free and clear of all liens, restrictions, encumbrances, mortgages or the rights of third parties. In order to assure the Minority Stockholders' compliance with the foregoing, each Minority Stockholder (and any permitted transferee or assignee of a Minority Stockholder) irrevocably appoints each of the corporation's President and the corporation's Secretary as his, her or its agent and attorney-in-fact (the "Drag-Along Agent"), with full power of substitution, to execute all agreements, instruments and certificates and take all actions necessary or desirable to effectuate any sale or other transfer transaction as contemplated under this Section 7.04, and grants to the Drag-Along Agent a proxy (which shall be deemed to be coupled with an interest and to be irrevocable) to vote the Minority Stockholder's Stock (if, and only in the event, such shares are deemed to have any voting rights pursuant to applicable law) and exercise any consent or other rights applicable thereto (if, and only in the event, such shares are deemed to have any such rights pursuant to applicable law) in favor of any such Bona Fide Offer as provided in this Section 7.04; provided, however, that the Drag-Along Agent shall not exercise such power-of-attorney or proxy unless the Minority Stockholder (or such permitted transferee or assignee) refuses or fails to promptly comply with his, her or its obligations under this Section 7.04. In addition to the foregoing, in the event that a Minority Stockholder shall be required to sell his/her/its shares of stock pursuant to, and in accordance with, this Section 7.04, and in the further event that the Minority Stockholder is unable to, or for any reason does not, deliver any certificate or certificates evidencing the shares to the person who, or entity which, is properly entitled to purchase such shares in accordance with this Section 7.04, then the purchaser of such shares may deposit the purchase price for the shares, by good check, promissory note or both, with the principal bank or outside legal counsel of the corporation, as agent or trustee, or in escrow, for the benefit of the Minority Stockholder, to be held by the bank or such counsel until withdrawn by the Minority Stockholder. Upon the deposit by the purchaser of the purchase price for such shares and upon notice to the Minority Stockholder, such shares shall at such time be deemed to have been sold, assigned, transferred, and conveyed to the purchaser, and the Minority Stockholder shall have no further rights thereto, and the corporation shall record the transfer in its stock transfer book.

SECTION 13.03 Anticipated Issuances. The corporation intends to engage one or more parties which operate a funding portal registered with the U.S. Securities and Exchange Commission ("SEC") in order to facilitate an offering pursuant to the SEC Regulation Crowdfunding rules whereby the corporation may raise certain amounts through crowdfunding offerings over a period of time (a "Crowdfunding Offering"). It is anticipated that any such Crowdfunding Offering will result in the sale and issuance of shares of Class B Non-Voting Stock, and the shareholders holding all of the issued and outstanding shares of Class A Voting Stock as of the date hereof have consented to any such issuance, on such terms and conditions as are approved by the corporation's Board of Directors.

SECTION 13.05 Costs to Enforce. In the event the Corporation prevails in enforcing any cause, claim or action against a shareholder, based on such shareholder's breach of a covenant or agreement included in these bylaws, such shareholder shall be responsible for the payment or reimbursement of costs, expenses and reasonable attorneys' fees incurred by the corporation in enforcing such covenants and agreements, whether suit be brought or not, and whether incurred at trial and on appeal and through all stages of settlement and collection proceedings.

SECTION 13.06 Related Parties. Each shareholder, upon issuance of any shares to such shareholder, acknowledges and agrees that (i) each covenant of a shareholder pursuant to these bylaws shall include a covenant by such shareholder that he, she or it shall not permit any parent, spouse, brother, sister, natural or adopted lineal descendant or spouse of such descendant, stockholder, member, beneficiary, owner, director, manager, officer, trustee or affiliate of such shareholder (each, a "Related Party") to do or take any of the actions prohibited from being done or to be taken by such shareholder pursuant to these bylaws; and (ii) in the event that any Related Party of a shareholder does or takes, or threatens to do or take, any of the actions that such shareholder is prohibited by these bylaws from doing or taking, such shareholder shall be deemed to have breached, or threatened to breach, as applicable, these bylaws.

Class B Common Stock

The amount of security authorized is 1,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

Class B Common Stock is also goverened by the key material rights outlined above for Class A Common Stock. In addition, the following is related to Class B Common Stock:

SECTION 13.04 Rights and Restrictions of Class B Non-Voting Stock. Each holder of Class B Non-Voting Stock, upon issuance of such shares, acknowledges and agrees that he, she or it understands the various rights, preferences, qualifications, limitations and restrictions (including, but not limited to, restrictions on transfer) applicable to the Class B Non-Voting Stock, including those set forth in the corporation's articles of incorporation, these bylaws and any other documents or agreements provided, or made available, to such holder of Class B Non-Voting Stock, whether in connection with any Crowdfunding Offering or otherwise. In furtherance of the foregoing, and not by way of limitation, and as set forth in the corporation's articles of incorporation, each holder of Class B Non-Voting Stock, upon issuance of such shares, acknowledge and agrees that, to the fullest extent permitted by applicable law, no holder of Class B Non-Voting Stock shall be entitled to the exercise of any rights of appraisal, any dissenters' rights or any similar rights relating to any domestication, conversion, merger, share exchange, disposition of assets, amendment to the articles of incorporation or other corporate action that a holder of Class B Non-Voting Stock may have by virtue of, or with respect to, any shares of Class B Non-Voting Stock owned by such holder, and each holder of Class B Non-Voting Stock shall be deemed to have waived, hereby waives, and agrees to cause to be waived and to prevent the exercise of any and all such rights.

What it means to be a minority holder

As a minority holder of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 1,000,000
  Use of proceeds: This is the spin-out of Psychics1on1, Inc. from 1ON1.COM LLC, in which 1ON1.COM LLC remains the 100% owner of the new entity.
  Date: June 30, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

1ON1.COM, LLC's consolidated financial statements include the accounts of 1ON1.COM, LLC and Psychics1on1, Inc., a wholly-owned subsidiary over which 1ON1.COM, LLC exercises control. The results of operations below discuss both companies' financials.

Revenues

1ON1.COM, LLC started operations in 2019 and generated $66 in revenues. All of this revenue was generated from its wholly-owned subsidiary Psychics1on1, Inc.

Cost of Sales

The company is a service company and there is no cost of sales.

Gross Profit

During 2019 the company's gross profit was $66.

Expenses

Both 1ON1.COM, LLC, and Psychics 1on1, Inc. expenses consist of, among other items, concept development, technology development, referrals and sponsors fees, marketing and advertising, events, and bank fees.

1ON1.COM, LLC's total operating expenses were $876,021 for 2019. 1ON1.COM, LLC's 2019 operating expenses consisted of general and administrative (G&A) expenses of $752,565 (86% of total operating expenses), research and development expenses of $75,070 (9% of total), and sales and marketing expenses of $48,485 (5.5% of total).

Psychics1on1, Inc.'s operating expenses were $457,307 for 2019. These expenses consisted of G&A expenses of $376,237 (82% of operating expenses), research and development expenses of $37,570 (8% of total), and sales and marketing expenses of $43,500 (10% of total).

Both 1ON1.COM, LLC, and Psychics1on1, Inc. incurred large concept development expenses in 2019 as the company invested in its technology platform and developed its core product offerings. Over the course of 2019, the majority of the technology was built and tested. The concept development expenses, which are accounted for in G&A, include tech and IT salaries, taxes and benefits, travel, office rent, insurance, marketing, licensing, and legal expenses. In 2019 1ON1.COM, LLC incurred $750,000 of concept development expenses, of which $375,000 was attributed to Psychics1on1, Inc.

As a result of the large investment in concept development, in 2019 1ON1.COM, LLC incurred a loss of $875,954, of which Psychics1on1, Inc.'s portion of the loss was $457,240.

Historical results and cash flows:

1ON1.COM, LLC had no cash as of December 31, 2019. The following summarizes selected items of the cash flow statements.

Operating Activities

As of December 31, 2019, net cash used in operating activities was $875,954 for 1ON1.COM, LLC, of which $452,240 was attributed to Psychics1on1, Inc. This was mainly due to the net losses from operations.

Investing Activities

As of December 31, 2019, there was no cash provided by investing activities or used in investing activities.

Financing Activities

As of December 31, 2019, cash provided by financing activities was $874,995 for 1ON1.COM, LLC, of which $452,240 was attributed to Psychics1on1, Inc. The cash provided by financing activities was from related party loans/advances.

1ON1.COM, LLC's management is positive about the company's prospects and does not think that these historical results are what investors should expect in the future. Psychics1on1.com was officially launched in January 2020 and has earned increasing revenue every month since. From January through August 2020, Psychics1on1.com generated $101,446 of revenue, and 1ON1.COM, LLC generated $120,283 of revenue. Psychics1on1, Inc. has put in place strategies that will help it gain further market share. For instance, Psychics1on1, Inc. is conducting an equity fundraise, for which the proceeds will be used on customer acquisition. Since January, the company has increased the efficiency of its acquisition of customers. The contemplated marketing spend will be used to build its customer base so that the company has a larger platform from which it can launch additional monetization initiatives.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of September 15, 2020, 1ON1.COM, LLC had $7,984 cash in the bank.

1ON1.COM, LLC also receives advances/funds from time to time from interrelated companies to fund its operations.

During 2019, 1ON1.COM, LLC received advances/funds from a related-party company named Collide.com, LLC, which is indirectly partially owned by OCS Tech, LLC, a 50% owner of 1ON1.COM, LLC. As of December 31, 2019, the outstanding amount of this loan was $124,876. The loan has been classified as a current liability.

During 2019, 1ON1.COM, LLC received advances/funds from a related-party company named PB Restaurants, LLC, whose owner is the same owner as that of OCS Tech, LLC, a 50% owner of 1ON1.COM, LLC. As of December 31, 2019, the outstanding amount of this loan was $750,120. The loan has been classified as a current liability.

From January 9, 2020, through August 30, 2020, 1ON1.COM, LLC received additional advances/funds from Collide.com, LLC in the amount of $393,767 and from PB Restaurants in the amount of $75,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

1ON1.COM, LLC's shareholders are well-funded and have funded the company to date. The shareholders are committed to continuing to fund the company going forward.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds from this campaign are not necessary to the viability of the company as the shareholders have funded the company to date and will continue to do so.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The company believes it will be able to continue to operate, although at a slower pace without additional financing. The capital being raised will be used to accelerate marketing efforts and drive traffic to the platform. The company expects to spend this money over a period of 12 months, which it believes will generate an attractive acquisition cost and lifetime value on the customers we gain. The company is supported by shareholders who will continue to fund the company.

How long will you be able to operate the company if you raise your maximum funding goal?

If the company raises the maximum funding goal, the company will be able to accelerate its marketing and development efforts and grow more rapidly. The capital being raised will be used to accelerate marketing efforts and drive traffic to the platform. The company expects to spend this money over a period of 24 months, which it believes will generate an attractive acquisition cost and lifetime value on the customers we gain. The company is supported by shareholders who will continue to fund the company.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The shareholders plan to continue to fund the business going forward. If necessary, the company may choose to engage in another equity fundraise in the future, which would leverage the positive metrics generated by the funds used in this campaign.

Indebtedness

- **Creditor:** Collide.com, LLC
  Amount Owed: $615,842.67
  Interest Rate: 0.0%
  During 2019, the company received advances/funds from a related party company named Collide, which is partially owned by OCS Tech, LLC, a 50% owner of 1ON1.COM, LLC. As of December 31, 2019, the outstanding amount of this loan is in the aggregate amount of $124,876. The loan has been classified as current liability. From January 9, 2020 through August 30, 2020, the company received additional advances/funds from Collide, a related party as previously discussed, in the amount of $393,767.

- **Creditor:** PB Restaurants, LLC
  Amount Owed: $825,120.00
  Interest Rate: 0.0%
  During 2019, the company received advances/funds from a related party company named PB Restaurants, LLC, whose owner is the same owner as that of OCS Tech, LLC, a 50% owner of 1ON1.COM, LLC. As of December 31, 2019, the outstanding amount of this loan is in the aggregate amount of $750,120. The loan has been classified as current liability. From January 9, 2020 through August 30, 2020, the company received additional advances/funds of $75,000 from PB Restaurants.

Related Party Transactions

- **Name of Entity:** 1ON1.COM, LLC
  Names of 20% owners: OCS Tech, LLC, eCommerce Holdings LLC
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: 1ON1.COM, LLC currently owns 100% of Psychics1on1, Inc. and 100% of the technology involved.
  Material Terms: Psychics1on1, Inc. owns the psychics1on1.com domain and licenses the domain's underlying technology platform on a perpetual basis from 1ON1.COM, LLC.

- **Name of Entity:** Collide.com, LLC
  Names of 20% owners: partially owned indirectly by OCS Tech, LLC, a 50% owner of 1ON1.COM, LLC
  Relationship to Company: Affiliate
  Nature / amount of interest in the transaction: During 2019, the company received advances/funds from a related party company named Collide.com, LLC, which is partially owned by OCS Tech, LLC, a 50% owner of 1ON1.COM, LLC.
  Material Terms: As of December 31, 2019, the outstanding amount of this loan is in the aggregate amount of $124,876. The loan has been classified as current liability.

- **Name of Entity:** PB Restaurants, LLC
  Names of 20% owners: Same owner of OCS Tech, LLC, a 50% owner of 1ON1.COM, LLC
  Relationship to Company: Affiliate
  Nature / amount of interest in the transaction: During 2019, the company received advances/funds from a related party company named PB Restaurants, LLC, whose owner is the same owner as that of OCS Tech, LLC, a 50% owner of 1ON1.COM, LLC.
  Material Terms: As of December 31, 2019, the outstanding amount of this loan is in the aggregate amount of $750,120. The loan has been classified as current liability. In 2020, the Company received an additional $75,000 from PB Restaurants, LLC.

- **Name of Entity:** Earl Enterprises
  Names of 20% owners: OCS Group Holdings, Inc.
  Relationship to Company: Affiliate
  Nature / amount of interest in the transaction: 1ON1.COM, LLC receives corporate services from affiliates in the Earl Enterprises portfolio of companies. 1ON1.COM, LLC, and the Earl Enterprises portfolio of companies share common ownership.
  Material Terms: The corporate service provided is primarily related to accounting, legal, and human resources.

Valuation

Pre-Money Valuation: $4,500,000.00

Valuation Details:

For valuation, the Company considered several factors.

First, we already have a working product in the marketplace that has grown significantly since its launch across all metrics. Since January 2020, we have added over 1,800 psychics to our platform and have served 8,800 clients. Our revenue has grown a monthly average of 94% with both new user spend and returning user spend increasing.

Secondly, our growth has been achieved with more efficient marketing spend over time. We believe that the current funds raised, which will be used for marketing, will help the Company accelerate its growth via more profitable customer acquisition.

Thirdly, our valuation is based on the current business model, from which revenue is earned solely from customer sessions with psychics. Once we achieve a larger user base, the Company plans to expand monetization to include subscription products and advertising. The Company also plans to target the international market for psychics in a way that allows customers to uniquely connect with psychics of similar backgrounds.

In determining our valuation, the Company also analyzed similar companies in the public markets. Some have similar business models, and are larger and more established. Accordingly, in determining our valuation we applied discounts to the valuation metrics of such peers.

The pre-money valuation has been calculated on a fully diluted basis.

The Company established its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  The Company plans to invest the new capital in marketing. Over the past several months, the Company has been focused on increasing the return on our marketing investment across several different platforms, including social media advertising and search. The Company now has a proven strategy to attract

customers at attractive acquisition costs and plans to use the funds to increase marketing spend in order to accelerate customer acquisition.

If we raise the over allotment amount of $499,995.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%
  The Company plans to invest the new capital in marketing. Over the past several months, the Company has been focused on increasing the return on our marketing investment across several different platforms, including social media advertising and search. The Company now has a proven strategy to attract customers at attractive acquisition costs and plans to use the funds to increase marketing spend in order to accelerate customer acquisition.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at psychics1on1.com (http://psychics1on1.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not

exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/psychics-1on1

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Psychics1on1, Inc.

[See attached]

1ON1.COM, LLC

Consolidated Financial Statements
(Unaudited)
As of inception (August 26, 2019) to December 31, 2019

(Expressed in United States Dollars)

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
1ON1.COM, LLC
Orlando, Florida

We have reviewed the accompanying consolidated financial statements of 1ON1.COM, LLC, (the "Company,"), which comprise the consolidated balance sheets as of Inception (August 26, 2019) to December 31, 2019, and the consolidated related statement of operations, statements of shareholders' equity (deficit), and cash flows for the periods as of Inception (August 26, 2019) to December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

September 10, 2020
Los Angeles, California

1ON1.COM, LLC
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

As of December 31,		2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Prepaids and other current assets	$	4,042
Total current assets		**4,042**
Total assets	$	**4,042**
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities:		
Accounts payable	$	5,000
Related party payables		874,996
Total current liabilities		879,996
Total liabilities		879,996
MEMBERS' EQUITY		
Retained earnings/(Accumulated Deficit)		(875,954)
Total members' equity		(875,954)
Total liabilities and members' equity	$	4,042

See accompanying notes to financial statements.

For period as of Inception August 26, 2019 to December 31,		2019
(USD $ in Dollars)		
Net revenue	$	66
Cost of goods sold		-
Gross profit		66
Operating expenses		
General and administrative		752,465
Research and development		75,070
Sales and marketing		48,485
Total operating expenses		876,021
Operating income/(loss)		(875,954)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(875,954)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	$	(875,954)

See accompanying notes to financial statements.

1ON1.COM, LLC
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

For period as of Inception August 26, 2019 to December 31,

(in thousands, $US)	Members Equity		Accumulated Deficit		Total Members' Equity	
Inception	$	-	$	-		-
Net income/(loss)				(875,954)	$	(875,954)
Balance—December 31, 2019	$	-	$	(875,954)	$	(875,954)

See accompanying notes to financial statements.

1ON1.COM, LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

For period as of Inception August 26, 2019 to December 31,		2019
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(875,954)
Changes in operating assets and liabilities:		
Accounts payable and accrued expenses		5,000
Prepaids and other current assets		(4,042)
Net cash provided/(used) by operating activities		**(874,996)**
CASH FLOW FROM FINANCING ACTIVITIES		
Related party payable		874,996
Net cash provided/(used) by financing activities		874,996
Change in cash		-
Cash—beginning of year		-
Cash—end of year	$	-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Conversion of debt into equity	$	-

See accompanying notes to financial statements.

1. SUMMARY

1ON1.COM, LLC was formed on August 26, 2019 ("Inception") in the State of Florida. 1ON1.COM, LLC, is the parent of its wholly-owned subsidiary Psychics1on1, Inc. The Consolidated financial statements of 1ON1.COM, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Orlando, Florida.

1ON1.COM, LLC is a digital marketplace that allows professional communities to market their businesses and engage directly with their customers online. The Company's platform allows customers to discover and engage with professionals via text, phone or video, which the professionals in turn monetize. This platform solves several pain points for professional communities by aggregating their customer base on one platform and allowing them to charge for their services. For customers, the Company provides a safe and secure platform that allows them to discover the best professionals for their needs and to pay for services consumed. Customers also have the option of engaging with the professionals through the medium of their own choice.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Basis of Consolidation

The Company's consolidated financial statements include the accounts of 1ON1.COM, LLC and Psychics1on1, Inc., a wholly owned subsidiary over which 1ON1.COM, LLC exercises control. Intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed all its tax returns from inception through December 31, 2019 and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues primarily from service fees paid by customers using its platform when (a) persuasive evidence that an agreement exists; (b) the product has been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through September 10, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following:

As of Year Ended December 31,	2019
Prepaid Expenses and Other Current Assets consist of:	
Prepaid Commissions	$ 4,042
Total Prepaids Expenses and Other Current Assets	**$ 4,042**

4. MEMBERS' EQUITY

The ownership percentages of the members are as follows:

LLC Members	Ownership Percentages
OSC Tech, LLC	50%
ecommerce Holdings LLC	50%
Total	**100%**

5. DEBT

The company received advances/funds from interrelated companies.

During 2019, the Company received advances/funds from a related party company named Collide, which is partially owned by OCS Tech, LLC, a 50% owner of 1ON1.COM, LLC. As of December 31, 2019, the outstanding amount of this loan is in the aggregate amount of $124,876. The loan has been classified as current liability.

During 2019, the Company received advances/funds from a related party company named PB Restaurants, LLC, whose owner is the same owner as that of OCS Tech, LLC, a 50% owner of 1ON1.COM, LLC. As of December 31, 2019, the outstanding amount of this loan is in the aggregate amount of $750,120. The loan has been classified as current liability.

6. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

<u>Litigation and Claims</u>

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

7. RELATED PARTY

Psychics1on1, Inc. owns the psychics1on1.com domain and licenses the domain's underlying technology platform on a perpetual basis from 1ON1.COM, LLC.

During 2019, the Company received advances/funds from a related party company named Collide, which is partially owned by OCS Tech, LLC, a 50% owner of 1ON1.COM, LLC. As of December 31, 2019, the outstanding amount of this loan is in the aggregate amount of $124,876. The loan has been classified as current liability.

During 2019, the Company received advances/funds from a related party company named PB Restaurants, LLC, whose owner is the same owner as that of OCS Tech, LLC, a 50% owner of 1ON1.COM, LLC. As of December 31, 2019, the outstanding amount of this loan is in the aggregate amount of $750,120. The loan has been classified as current liability.

8. SPIN-OFF

On June 30, 2020, 1ON1.COM, LLC spun-out Psychics1on1.com portion of its business into a Florida C Corporation called Psychics1on1, Inc. The following are disaggregated income statement, balance sheet, and statement of cash flows of 1ON1.COM LLC:

For period as of Inception August 26, 2019 to December 31,2019	Psychics1on1	Rest	1on1.com (Consolidated)
(USD $ in Dollars)			
Net revenue	$ 66	$ -	$ 66
Cost of goods sold	-	-	-
Gross profit	66	-	66
Operating expenses			
General and administrative	376,237	376,229	752,465
Research and development	37,570	37,500	75,070
Sales and marketing	43,500	4,985	48,485
Total operating expenses	457,307	418,714	876,021
Operating income/(loss)	(457,240)	(418,714)	(875,954)
Interest expense	-	-	-
Other Loss/(Income)	-	-	-
Income/(Loss) before provision for income taxes	(457,240)	(418,714)	(875,954)
Provision/(Benefit) for income taxes	-	-	-
Net income/(Net Loss)	$ (457,240)	$ (418,714)	$ (875,954)

Current Assets:	Psychics1on1	Rest	1on1.com (Consolidated)
(USD $ in Dollars)			
ASSETS			
Current Assets:			
Prepaids and other current assets	$ -	$ 4,042	$ 4,042
Total current assets	**-**	**4,042**	**4,042**
Total assets	$ -	$ 4,042	$ 4,042
LIABILITIES AND MEMBERS' EQUITY			
Current Liabilities:			
Accounts payable	$ 5,000	$ -	$ 5,000
Related party payables	452,240	422,756	874,996
Total current liabilities	**457,240**	**422,756**	**879,996**
Total liabilities	**457,240**	**422,756**	**879,996**
MEMBERS' EQUITY			
Retained earnings/(Accumulated Deficit)	(457,240)	(418,714)	(875,954)
Total members' equity	**(457,240)**	**(418,714)**	**(875,954)**
Total liabilities and members' equity	$ -	$ 4,042	$ 4,042

For period as of Inception August 26, 2019 to December 31,	Psychics1on1	Rest	1on1.com (Consolidated)
(USD $ in Dollars)			
CASH FLOW FROM OPERATING ACTIVITIES			
Net income/(loss)	$ (457,240)	$ (418,714)	$ (875,954)
Changes in operating assets and liabilities:			
Accounts payable and accrued expenses	5,000	-	5,000
Prepaids and other current assets	-	(4,042)	(4,042)
Net cash provided/(used) by operating activities	**(452,240)**	**(422,756)**	**(874,996)**
CASH FLOW FROM FINANCING ACTIVITIES			
Related party payable	452,240	422,756	874,996
Net cash provided/(used) by financing activities	**452,240**	**422,756**	**874,996**
Change in cash	-	-	-
Cash—beginning of year	-	-	-
Cash—end of year	$ -	$ -	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$ -	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES			
Purchase of property and equipment not yet paid for	$ -	$ -	$ -
Conversion of debt into equity	$ -	$ -	$ -

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through September 10, 2020, the date the financial statements were available to be issued.

On June 30, 2020, 1ON1.COM, LLC spun-out its Psychics1on1.com portion of operations into a Florida C Corporation called Psychics1on1, Inc. On June 30, 2020, the articles of incorporation was amended and Psychics1on1, Inc. is authorized to issue a total of 4,000,000 of common stock consisting of 3,000,000 shares of Class A Voting Common Stock with par value of $0.00 and 1,000,000 shares Class B Non-Voting Common Stock, $0.00 par value. The Class A Common Stock and the Class B Common Stock are hereinafter referred to collectively as the "Common Stock".

From January 9, 2020 through August 30, 2020, the Company received additional advances/funds in the amount of $483,967 from Collide, a related party as previously discussed in note 7, and an additional $75,000 from PB Restaurants also previously discussed in note 7.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As of December 31, 2019, the Company has a net operating loss $875,954, an accumulated deficit of $875,954, and an operating cash flow loss of $0. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





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Psychics1on1

Digitizing the psychic industry

1on1
psychics
Answers are a Reading

Website · Orlando, FL · CONSUMER INTERNET

$0.00 raised

0 Investors	**$4.5M** Valuation
$4.50 Price per Share	**$247.50** Min. Investment
Common Shares Offered	**Equity** Offering Type
$500K Offering Max	**Reg CF** Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Psychics1on1 is creating a technology-driven marketplace for the global psychic community and their customers. We are building from the ground-up the next-generation platform that empowers independent psychics to establish, market, and grow their own businesses and allows customers to find, evaluate, and engage with psychics via their choice of communication: text, call, video. All of this is done from the comfort of everyone's own home. Our tech and ability to attract psychics and customers to one platform will make us a leader in the $2.2 billion psychic industry.

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Reasons to Invest

- Technology already built – seed capital used to create digital platform, develop business tools for psychics and review and selection tools for customers, and launch text/call/video features
- Critical mass of psychics on the platform and proven traction with customers – Over 2,000 verified psychics from across the country are using our platform,